APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mickeys Gaming Lounge, LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Mickeys Gaming Lounge, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	14,950.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	14,950.00
Fixed Assets:	
Land	-
Lease Hold Improvement	90,464.18
Furniture and Equipment	15,700.00
Computer Equipment	58,222.72
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	164,386.90
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 179,336.90
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		179,336.90
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		179,336.90
TOTAL LIABILITIES & EQUITY	$	**179,336.90**
Balance Sheet Check		-

I, Shelby Odies, certify that:

1. The financial statements of Mickeys Gaming Lounge included in this Form are true and complete in all material respects; and
2. The tax return information of Mickeys Gaming Lounge has not been included in this Form as Mickeys Gaming Lounge was formed on 10/13/2021 and has not filed a tax return to date.

Signature   _____

Name: Shelby Odies

Title: Founder